Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Publishes Inaugural Sustainability Report

Vancouver – September 14, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) announces the publication of its first Sustainability Report highlighting the progress, initiatives and commitments in the areas of health, safety, environmental, social, and governance management. The 2019 Sustainability Report is available on the Company’s website, under Sustainability.

“We are excited to release our inaugural sustainability report, Mining for Good, which demonstrates our progress and commitment to advancing sustainability programs, increasing transparency of our performance, and continuing dialogue on these crucial matters most relevant to the Company’s stakeholders,” stated President and CEO Rob Henderson. “While we have made significant progress, we also recognize there is much work to be done, and we are committed to doing so.”

Great Panther’s 2019 Sustainability Report was prepared in accordance with the ‘Core’ Global Reporting Initiative (“GRI”) Standards and the GRI Mining & Metals Sector Disclosures. The report is Great Panther’s annual commitment to transparent disclosure on non-financial performance across the material topics identified by the Company’s internal and external stakeholders.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com